Filed Pursuant to Rule 253(g)(2)

File No. 024-12313

SUPPLEMENT NO. 4 DATED JULY 9, 2024

MASTERWORKS VAULT 4, LLC

This Supplement No. 4 dated July 9, 2024 (this “Supplement”), supplements, and should be read in conjunction with, the offering circulars of Masterworks Vault 4, LLC (as amended and supplemented, each, an “Offering Circular” and, together, the “Offering Circulars”). This Supplement should be read in conjunction with the Offering Circulars (including the disclosures incorporated by reference therein). Unless otherwise defined in this Supplement, capitalized terms used in this Supplement shall have the same meaning as set forth in the Offering Circulars. Except as set forth in this Supplement, the Offering Circulars remain unchanged.

The purpose of this Supplement is to disclose certain changes to the Offering Circulars relating to the Artwork and Artist Metrics. Particularly, the Record Price Appreciation data for the artist Charline von Heyl were incorrectly stated in the Offering Circulars. Accordingly, the Record Price Appreciation data for Charline von Heyl listed in the “Description of Business - Artist Metrics” section of the Offering Circulars has been updated as shown below.

Record Price Appreciation

Artist	Compound Annual Growth Rate (“CAGR”)	First Record Price	First Record Price Date	Last Record Price	Last Record Price Date
Charline von Heyl	32.9%	$6,323	March 14, 2009	$428,210	December 31, 2023